

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

December 15, 2009

Dr. Weixing Wang
President and Chief Executive Officer
ANV Security Group, Inc.
2105 – 11871 Horseshoe Way
Richmond, BC V7A 5H5  Canada

> **Re:**   **ANV Security Group, Inc.
> Amendment No. 2 to Form 10-12G
> File No. 000-53802**

Dear Dr. Wang:

We have completed our review of your Form 10-12G and have no further comments at this time.

Sincerely,

/s/ Paul Fischer

for Larry Spirgel
Assistant Director

cc:     by facsimile to (914) 693-2963
Frank Hariton